



# Het Say LLC
# Small Business Bond™

## Bond Terms:

**Bond Yield:** 10.00%

**Target Raise Amount:** $75,000

**Offering End Date:** April 18, 2023

**Repayment Period:** 3 years (36 months)

**Minimum Raise Amount:** $25,000

## Company Details:

**Name:** Het Say LLC

**Founded:** September 27, 2021

**Address:** 907 Delta Way
San Jose, CA 95122

**Industry:** Food & Catering Services

**Employees:** 2

**Website:** www.hetsaycali.com

## Use of Funds Allocation:

If the maximum raise is met:

$45,000 (60.00%) – of the proceeds will go towards rent on new storefront
$26,625 (35.50%) – of the proceeds will go towards working capital
$3,375 (4.50%) – of the proceeds will go towards SMBX's capital raise fee

## Social:

Instagram: 2,698 Followers





## Business Metrics:

|  | FY21 | FY22 |
|---|---|---|
| Total Assets | $36,233 | $34,636 |
| Cash & Cash Equivalents | $36,233 | $38,085 |
| Accounts Receivable | $0 | $0 |
| Short-term Debt | $3,311 | $8,158 |
| Long-term Debt | $0 | $0 |
| Revenue | $73,174 | $145,411 |
| Cost of Goods Sold | $23,437 | $46,374 |
| Taxes | $0 | $0 |
| Net Income | $30,854 | $61,687 |

## Recognition:

**Het Say LLC** combines local produce, traditional techniques, and childhood memories to serve vibrant Mekong Delta dishes with San Jose flair. Chef-owner DuyAn and Chef Hieu Le honor their Southern Vietnamese heritage by inspiring each other to cook in their own unique style. Their farmers market pop-ups are their place to practice, play with, and challenge traditional Southern Vietnamese foodways. They take inspiration from traveling cải lương (Mekong folk opera) troupes that bring soulful artistic experiences no matter where they go.

## About:

**Het Say LLC** has been in business since 2021 and their dedication to their craft has already earned them recognition, including the SF Chronicle's "Top San Jose Restaurants," "Top Vietnamese Restaurants in the Bay Area," "Top Peninsula and South Bay Restaurants" and "Best Coffee in the San Francisco Bay Area." And featured in the SJ Mercury as "Chefs to Watch."

For more information, contact our Customer Support Team at support@thesmbx.com

